Exhibit 17.1

March 17, 2008

The Board of Directors

Digirad Corporation

13950 Stowe Dr.

Poway, California 92064

Gentlemen:

I hereby resign as a member of the Board of Directors of Digirad Corporation, a Delaware corporation, effective as of the date set forth above.

/s/ Timothy J. Wollaeger
Timothy J. Wollaeger